

October 11, 2012

Via E-mail
Gregg Clevenger
Executive Vice President and Chief Financial Officer
GXS Worldwide, Inc.
9711 Washingtonian Boulevard
Gaithersburg, MD 20878

>   Re: **GXS Worldwide, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 19, 2012**
>   **File No. 333-167650**

Dear Mr. Clevenger:

We have reviewed your letter dated September 10, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 22, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

1.   We note your response to prior comment 2 that the referenced disclosure was intended to describe a worst-case scenario and that you do not have knowledge of any such limitations that could impact the company's ability to meet its operating requirements for the next twelve months. In light of your disclosure regarding dependence on foreign earnings repatriation and lack of assurance regarding the sufficiency and availability of such liquidity source, it appears as though an affirmative statement regarding sufficiency of liquidity for the next twelve months would be appropriate to clearly convey

management's reasonable expectation in light of such uncertainties and risks. Please
include such disclosure in future Liquidity and Capital Resources disclosure. Please refer
to Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to Item 303(a), FRC 501.03(a)
and Section IV of SEC Release 33-8350.

Certain Relationships and Related Transactions, and Director Independence, page 82

2.   We note your response to prior comment 5 relating to your policies and procedures for
        the review, approval, or ratification of transactions with related persons. When amending
        your Form 10-K, please amend your Item 13 disclosure to provide the information called
        for by Item 404(b) of Regulation S-K with respect to such policies and
        procedures. Please ensure that your disclosure briefly discusses the standards to be
        applied, to the extent material, as called for by Item 404(b)(1)(ii).

Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies

(e) Revenue Recognition, page F-9

3.   In your response to prior comment 9 you indicate that the benefit to your customers of the
        initially developed maps, forms, templates and trading partner connections diminishes
        and is exhausted as their customers, suppliers and business partners change over time.
        Please describe for us how further implementation and enablement services, beyond the
        initial upfront services, are contractually provided for and priced.

4.   You describe in your response why implementation and enablement services have no
        stand-alone value and accordingly are not separate units of accounting. As previously
        requested, please tell us what consideration was given to disclosing the reason why these
        services do not qualify as a separate unit of accounting. Refer to ASC 605-25-50-2(f).

5.   In your response to prior comment 10 you indicate that during 2010 and 2009 certain
        credits were processed and reversed in several periods that increased the level of activity
        in the allowance account and income statement. Please describe for us in greater detail
        the process by which credits were processed and reversed in during these periods,
        quantifying any income statement impact for the quarterly and/or annual periods
        involved. If there was an income statement impact, clarify whether you believe this was
        an error in previously issued financial statements as defined in ASC 250.

Note (11) Debt and Obligations of GXS Holdings, page F-19

6.   We note your response to prior comment 12 that since the referenced disclosure was
        prominently made on page 3 of your Form 10-K, in future filings your financial statement

footnotes will include a similar disclosure. As previously requested, please amend your Form 10-K to either provide the financial statements of GXS, Inc. or to include disclosure similar to what is disclosed on page 3 in your financial statement footnotes regarding the similarity of the GXS, Inc. financial statements and the GXS Worldwide, Inc. financial statements.

Note (13) Income Taxes, page F-21

7.   In your response to prior comment 13 you quantify the impact of various reconciling items, including valuation allowances, foreign rate differential, and foreign losses of branches and other flow-through items. You state that using a consistent approach to presenting the foreign tax elements as one rate reconciliation item was adequately informative to the users of your consolidated financial statements. Considering the relative significance and offsetting nature of these items on the foreign tax line item in your rate reconciliation, we believe that these items should be separately presented in your rate reconciliation. Please describe for us further how your disclosure was adequately informative and consistent with the disclosure requirement in Rule 4-08(h)(2) of Regulation S-X to disclose significant individual reconciling items or revise your disclosure to separately present these items.

Note (21) Quarterly Results of Operations (unaudited), page F-30

8.   We note your response to prior comment 14 that you believe that "gross profit" is not a term that has meaningful relevance to your statements of operations and that there may be differences in the classification of costs as "cost of revenues" versus "selling, general and administrative expenses" by other entities in your business sector. You disclose a "cost of revenues" line item on your statements of operations in both your Form 10-K and Forms 10-Q, therefore, this appears to be a meaningful disclosure item for the company. Please revise to separately disclose gross profit or cost of revenues in your quarterly results of operations disclosure as required by Item 302(a)(1) of Regulation S-K.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief